Linda L. Griggs
202-739-5245
lgriggs@morganlewis.com
January 13, 2006
Mr. Amit Pande
Assistant Chief Accountant
Mail Stop 4561
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	First Bancorp.
Form 8-K
Filed December 13, 2005
File No. 001-14793
Dear Mr. Pande:
This letter is being submitted on behalf of First Bancorp. (the “Company”) in response to your letter dated December 19, 2005 relating to the above-mentioned filing by the Company. For your convenience, the Staff’s comment is set forth below prior to the Company’s response.
Comment 1:
We note that you intend to file restated financial statements. Please specifically tell us how and when you will file them.
Response:
The Company is currently in the process of preparing restated financial statements to correct the accounting treatment for mortgage-related transactions and certain interest rate swaps. The preparation of the restated financial statements cannot be completed until the Company’s management and Audit Committee complete their reviews of other transactions reflected as mortgage-related acquisitions as well as certain other matters. Those reviews may result in the identification of additional corrections to the Company’s historical financial statements. Although the Company currently estimates that this process will be completed during the Spring of 2006, the Company cannot provide any assurance, at this time, as to the date by which it will file the restated financial statements.
Depending upon when the Company completes the preparation of the restated financial statements and when the Company completes the preparation of its financial statements for the fiscal year ended December 31, 2005, it will file on EDGAR either an amended

Mr. Amit Pande
January 13, 2006

Annual Report on Form 10-K for the year ended December 31, 2004 or an Annual Report on Form 10-K for the year ended December 31, 2005, which will include audited financial statements for the 2005 fiscal year and the restated audited financial statements for the 2004 and 2003 fiscal years. The Company also plans to include in either the amended Form 10-K or the 2005 Form 10-K selected financial data that reflects restated financial information for the historical years. Finally, once such audited financial statements are filed, the Company expects to file the quarterly reports on Form 10-Q for the quarters ended September 30, 2005 and June 30, 2005 and an amended report on Form 10-Q for the quarter ended March 31, 2005, unless the Company’s quarterly report on Form 10-Q for the first quarter of 2006 is available at the same time, in which case restated financial statements for the March 31, 2005 quarter will be included in the Form 10-Q for the March 31, 2006 period. The quarterly reports will include restated financial statements for the comparable quarters of the prior year. In all of these filings, the Company plans to explain the impact of the restatement on its disclosure controls and procedures and its internal control over financial reporting as well as describe any material changes in internal control over financial reporting relating to the restatement. The Company’s auditors, PricewaterhouseCoopers, have not advised the Company as to whether or not they agree with the Company’s identification of the filings that it plans to file.
First Bancorp. has advised us that it acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * *
Please contact me at 202-739-5245 if you should require any additional information.
Sincerely,
Linda L. Griggs

cc:	SEC
Rebekah Moore
First Bancorp.
Luis M. Cabrera